United States securities and exchange commission logo





                          August 26, 2020

       William D. Clark
       President and Chief Executive Officer
       Genocea Biosciences, Inc.
       100 Acorn Park Drive
       Cambridge, Massachusetts 02140

                                                        Re: Genocea
Biosciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 18,
2020
                                                            File No. 333-248103

       Dear Mr. Clark:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joe
McCann at (202) 551-6262 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences